Exhibit 99.2



                             NOTICE TO SHAREHOLDERS

                              PAYMENT OF DIVIDENDS

We would like to inform our Shareholders that the Boards of the companies listed below (in meetings to be held on November 3, 2004) will deliberate about the proposals presented by management regarding the complementary payment of dividends for the third quarter of the current fiscal year. The amounts will be calculated and paid based on the position held by shareholders on November 3, 2004. The payment date will be November 17, 2004, and constitute an anticipation of the annual minimum dividend as stated in the by-laws, as follows:

                                AMOUNT PER SHARE
                                ----------------

             COMPANY                         COMMON AND PREFERRED SHARES
             -------                         ---------------------------
      METALURGICA GERDAU S.A.                           R$ 0.91
      GERDAU S.A.                                       R$ 0.53

The total dividend and interest on capital stock stated for the third quarter of the current fiscal year is:

 - Metalurgica Gerdau S.A. - R$ 141.0 million, equivalent to R$ 1.71 per share;
 - Gerdau S.A. - R$ 292.2 million, equivalent to R$ 0.99 per share.

Please note that shares acquired on November 4, 2004, inclusive, in the Stock Market will be Ex-Dividend.


                         Porto Alegre, October 22, 2004.

                             Osvaldo Burgos Schirmer
                                 Vice President
                           Investor Relations Director